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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION               [STAMP]
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                            WIND RIVER SYSTEMS, INC.
                            ------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                  973149 10 7
                                  -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 4 pages
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  ------------------------------                       ------------------------
  CUSIP NO.  973149 10 7                   13G                     PAGE 2 OF 4
  ------------------------------                       ------------------------

------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

           Jerry Fiddler
------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /

------------------------------------------------------------------------------
 3         SEC USE ONLY

------------------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
------------------------------------------------------------------------------

          NUMBER OF            5     SOLE VOTING POWER

            SHARES                   4,230,742**
                               -----------------------------------------------
  BENEFICIALLY OWNED BY EACH   6     SHARED VOTING POWER

                                     -0-
                               -----------------------------------------------
          REPORTING            7     SOLE DISPOSITIVE POWER

                                     4,230,742**
                               -----------------------------------------------
         PERSON WITH           8     SHARED DISPOSITIVE POWER

                                     -0-

------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,230,742**

------------------------------------------------------------------------------
 10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
 11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           10.23%
------------------------------------------------------------------------------
 12        TYPE OF REPORTING PERSON*

           IN
------------------------------------------------------------------------------


** Includes 3,270,431 shares held by The Fiddler and Alden Family Trust, of which Mr. Fiddler and his wife are trustees. Both trustees have full voting and dispositive power. One signature can invoke the trust; 555,000 shares held by the Jazem II Family Partners LP, of which Mr. Fiddler is a general partner; and 328,704 shares held by Jazem III Family Partners LP, of which Mr. Fiddler is a partner. Also includes 76,607 shares subject to stock options excersizable within 60 days of February 11,1999.

                                  Page 2 of 4 pages
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ITEM 1.

          (a)     NAME OF ISSUER

                  Wind River Systems, Inc.

          (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  500 Wind River Way
                  Alameda, CA 94501

ITEM 2.

          (a)     NAME OF PERSON FILING

                  Jerry Fiddler

          (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                  RESIDENCE

                  500 Wind River Way
                  Alameda, CA 94501

          (c)     CITIZENSHIP

                  United States

          (d)     TITLE OF CLASS OF SECURITIES

                  Common Stock

          (e)     CUSIP NUMBER

                  973149 10 7

ITEM 3.           NOT APPLICABLE.

ITEM 4.   OWNERSHIP

          (a)     Amount Beneficially Owned

                  4,230,742**

          (b)     Percent of Class

                  10.23%

          (c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct to vote      4,230,742**
                  (ii)  shared power to vote or to direct to vote            -0-
                  (iii) sole power to dispose or to direct the
                        disposition of                               4,230,742**
                  (iv)  shared power to dispose or to direct the
                        disposition of                                       -0-

** Includes 3,270,431 shares held by The Fiddler and Alden Family Trust, of which Mr. Fiddler and his wife are trustees. Both trustees have full voting and dispositive power. One signature can invoke the trust; 555,000 shares held by the Jazem II Family Partners LP, of which Mr. Fiddler is a general partner; and 328,704 shares held by Jazem III Family Partners LP, of which Mr. Fiddler is a partner. Also includes 76,607 shares subject to stock options excersizable within 60 days of February 11,1999.

                                  Page 3 of 4 pages
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ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Not Applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              Not Applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Not Applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF A GROUP

              Not Applicable.

ITEM 10.      CERTIFICATION

              Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           February 11, 1999
                                           -----------------
                                           Date

                                           Wind River Systems, Inc.

                                 BY:      /s/  Jerry Fiddler
                                          ------------------
                                          Jerry Fiddler
                                           Director


                                  Page 4 of 4 pages